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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           ALL-COMM MEDIA CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    016627101
                                 (CUSIP Number)

                                  Mendel Klein
                           102 Lange Herentalse Straat
                               Antwerpen, Belgium
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    Schedule 13D

CUSIP No. 016627101                   13D                     Page 2 of 13 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Saleslink Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*
    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    British Virgin Islands

  NUMBER OF       7.  SOLE VOTING POWER
   SHARES             300,000
 BENEFICIALLY
   OWNED BY       8.  SHARED VOTING POWER
     EACH             -0-
  REPORTING
 PERSON WITH      9.  SOLE DISPOSITIVE POWER
                      300,000

                  10. SHARED DISPOSITIVE POWER
                      -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    300,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.63%

14. TYPE OF REPORTING PERSON*
    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                              Page 3 of 13 Pages

     This statement constitutes Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 1, 1996 (the "Original Statement"), as amended by Amendment No.1 filed on November 13, 1996 ("Amendment No. 1"), of Saleslink Ltd. ("Saleslink"). All defined terms hereunder have the meanings set forth in the Original Statement and Amendment No. 1, respectively. This Amendment No. 2 reflects certain material changes in the information set forth in the Original Statement and Amendment No. 1, as follows:

Item 5. Interest in Securities of the Issuer.

     (a) Saleslink owns 300,000 shares of the Company's Common Stock. Assuming that the total number of outstanding shares of the Company's Common Stock is 8,258,108 as of January 7, 1997, the number of shares owned by Saleslink would represent approximately 3.63% of the total outstanding.

     (b) Saleslink has the sole power to vote and to dispose of all shares of Common Stock which it owns.

     (c) On December 23, 1996, Saleslink sold to the Company all 1,000 shares of the Series C Preferred Stock it owned for a purchase price of $500,000, payable in the form of a promissory note (see attachment to Exhibit 1). Simultaneously, the Company canceled Saleslink's Warrants and exchanged them for 300,000 shares of Common Stock..

     (e) On December 23, 1996, Saleslink ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

Item 7. Material to be Filed as Exhibits.

     1. Amended and Restated Series C Repurchase and Exchange Agreement.

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                                                              Page 4 of 13 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 1997
                                       SALESLINK LTD.

                                       By: /s/ Mendel Klein
                                           Mendel Klein, President